Exhibit 1.01 - Graham Holdings Company Conflict Minerals Report

1. Introduction

This Conflict Minerals Report (the “Report”) for the year ended December 31, 2025 (the "Reporting Period"), is presented by Graham Holdings Company (the “Company”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”).The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act of 2010”) and rules promulgated thereunder by the Securities and Exchange Commission (“SEC”) impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, tantalum, tin and tungsten (each a “Conflict Mineral” as that term is defined in paragraph (d)(3) of Item 1.01 of Form SD) that may have originated from the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD (collectively, “Covered Countries”). The Company refers to tantalum, tin, tungsten, and gold collectively as “3TG”. Under the SEC’s rules, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured and are required to be reported in the calendar year covered by this Form SD, the Company must conduct in good faith a reasonable country of origin inquiry regarding those Conflict Minerals that is reasonably designed to determine whether any Conflict Minerals (a) originated in the Covered Countries or (b) are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form SD.

2. Company and Products Overview

The Company is a diversified holding company whose operations include education, television broadcasting; manufacturing; healthcare; automotive dealerships and other businesses. The Company’s manufacturing companies include Group Dekko Inc. (“Dekko”), Forney Corporation (“Forney”) and Joyce/Dayton Corp. (“Joyce”). Forney is a global supplier of products and systems that control and monitor combustion processes in electric utility and industrial applications. Joyce is a global supplier of screw jacks, linear actuators and lifting systems used in commercial and industrial applications. Dekko is an electrical solutions company that focuses on innovative power charging and data systems; industrial and commercial indoor lighting solutions; and the manufacture of electrical components and assemblies for medical equipment, transportation, industrial and appliance products. In addition, the Company's subsidiary Society6, LLC runs made-to-order marketplaces which offer consumer products in home décor.

2.1 Conflict Mineral Disclosures

The Company has reviewed its operations to determine which parts of its business may be subject to the disclosure requirements under the Dodd-Frank Act of 2010, which requires public companies to disclose measures they have taken to identify the source of “conflict minerals” in the products they manufacture or contract to manufacture.

Dekko, Forney, and Joyce manufacture products that contain small amounts of 3TG metals.

These products incorporate generic components obtained from other companies that contain tantalum, tin, tungsten and gold. The 3TG in these generic components are necessary to the functionality of Dekko’s, Forney’s, and Joyce’s products. These generic components are purchased from manufacturers and distributors. Dekko, Forney, and Joyce do not purchase any 3TG metals directly from mines, smelters or refiners.

A portion of the procured components and materials within Dekko power distribution products, lighting products, wire harnesses and electro-mechanical assemblies contain gold and tin used as an electrically conductive plating (including electrical wire and cable (tin), plated terminals within purchased connector assemblies (tin and gold) and tin-plated copper purchased by Dekko to manufacture electrical terminals). Tin is the most predominant 3TG metal within Dekko’s products and may also be present in the form of solder used by component suppliers and by Dekko to establish electrical connections. Dekko’s lighting products may contain tungsten (products utilizing incandescent or fluorescent lamp technologies); the steel in some purchased products may also contain tungsten as an alloying element. Printed circuit board assemblies subcontracted by Dekko for inclusion in their products and utilizing certain capacitors may contain tantalum. Forney’s products that contain gold and tin are printed circuit boards and connectors; products that contain tantalum are capacitors; and products that contain tungsten are electrical materials such as resistors. Joyce’s products that contain gold and tin are electrical wiring, name plates, castings and covers; products that contain tantalum are screws and nuts.

With respect to the Society6 Group, the vast majority of the products sold through the Society6 website are manufactured by third parties. A small portion of Society6 Group's products are manufactured in-house. Society6 Group does not purchase 3TG directly from any mine, refiner or smelter. Society6 Group does not believe that any of the products sold during the Reporting Period that were manufactured in-house or by any third-party manufacturer on its behalf contained any 3TG in the materials that were necessary to the functionality or production of its finished products. Therefore, Society6 Group did not conduct its own Reasonable Country of Origin Inquiry with regard to any of the products it sold in the Reporting Period.

3. Supply Chain Overview

Because Dekko, Forney, and Joyce do not purchase 3TG directly from any mine, refiner or smelter, they are in a “downstream” position in the supply chain, that is, downstream in the supply chain from smelters to refiners to retailers. As such, Dekko, Forney, and Joyce rely on their direct suppliers and distributors to provide information on the origin of the 3TG contained in components supplied to them, including sources of 3TG that are supplied to them from lower tier suppliers. See Section 4.1 below.

3.1 Conflict Minerals Policy

Dekko, Forney, and Joyce adopted conflict minerals policies that are available on each of their respective websites at: https://www.forneycorp.com/policies; http://joycedayton.com/about-us/certifications; and at customers.dekko.com/webportalhome.nsf/dekkodocument.xsp.

The Company is committed to the responsible sourcing of Conflict Minerals throughout its supply chain for products that it manufactures that contain these minerals. Under the Conflict Minerals Rule, “conflict minerals” are the source of financing for armed conflicts in the Democratic Republic of the Congo (the “DRC”) and adjoining countries. The Conflict Minerals Rule is intended to reduce a significant source of funding for armed groups that are committing human rights abuses in the DRC and adjoining countries. “Conflict minerals” are four specific minerals and their derivatives: columbite-tantalite (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), wolframite (the metal ore from which tungsten is extracted), and gold. The Company has policies and systems in place to reduce the risk that the minerals used in any of its products originate from conflict mines in the Covered Countries. It is committed to strengthening its efforts to ensure that it refrains from, directly or indirectly, taking or supporting any action that contributes to the financing of armed groups that are committing human rights abuses in the DRC and other covered countries.

4. Reasonable Country of Origin Inquiry (“RCOI”)

4.1 Requests for Information and Survey Responses

Reasonable country of origin inquiries were conducted that were reasonably designed to determine whether any 3TG necessary to the functionality or production of products originated in the Covered Countries or were from recycled or scrap sources. The Company does not source 3TG metals directly from mines, smelters or refiners and is therefore several levels removed from them. As a result, it relies on the cooperation of its suppliers in the implementation of its conflict minerals policies and their provision of information on the origin of the 3TG contained in the products that they supply. An investigation of suppliers of generic components is undertaken to determine the sources of the minerals incorporated into those components. Steps undertaken to determine sourcing included reviewing purchase orders, identifying active purchased SKUs, determining 3TG content (if any) for each SKU; identifying applicable supplier(s) for each 3TG SKU (direct supplier); identifying the manufacturer (OEM) for each SKU (indirect 3TG supplier); providing suppliers with a “Conflict Mineral Reporting Template” (“CMRT” or the “Template”) developed by the Responsible Minerals Initiative (“RMI”); conducting a due diligence review of responses, including follow-up for clarification, correction or non-responsiveness; validating responses (review of reported smelters/refiners against information found on the RMI website); reviewing policies and statements on manufacturers' websites addressing Conflict Minerals; and identifying and executing corrective actions, where possible, to address any identified smelters of high concern. The Template is designed to provide information concerning the supplier’s policy for the sourcing of 3TG metals, identification of the 3TG metals present in the supplier’s products, the origin of those metals, whether those 3TG metals come from recycled or scrap sources and the supplier’s due diligence regarding conflict-free sourcing practices. A significant number of the Dekko, Forney, and Joyce suppliers are distributors and not the actual manufacturer of the components supplied to them. In many cases, these distributors are unable to provide smelter information and direct the requestor to the manufacturer.

In connection with the Company's due diligence efforts for the 2025 RCOI, certain suppliers did not respond to the templates that were provided despite follow-up requests and certain suppliers responded with their entity-level sources without specifying whether 3TG was contained in the products supplied to the Company's subsidiaries. Most smelters and refiners identified by the Company's suppliers were from “conflict-free” regions. As reported by suppliers, several of the smelters/refiners in their disclosed supply chains source from mines within the defined DRC region: the vast majority of these are Responsible Minerals Assurance Process (“RMAP”) conformant, indicating sourcing from “conflict-free” mines. See sections 4.2 and 5.4 of this Report.

4.2 RCOI Conclusion

Based on the Company’s RCOI, and after exercising due diligence measures that revealed that certain smelters/refiners were not RMAP conformant, the Company is unable to conclude that none of the Conflict Minerals that are necessary to the functionality or production of the Company’s products originated in the Covered Countries and is unable to conclude that such Conflict Minerals have not come from recycled or scrap resources.

5. Due Diligence Program

5.1 Design of Due Diligence; Conformity to a Recognized Due Diligence Framework

The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, third edition, April 2016 (OECD Guidance) and the related Supplements for gold, tin, tantalum and tungsten. This OECD framework (the “Framework”) is the only due diligence framework recognized by the SEC to date. The Framework stresses five main areas of due diligence design detailed below in Sections 5.2 to 5.6, namely: (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third-party audit of smelter's/refiner’s due diligence practices, and (5) report on supply chain due diligence.

5.2 Establish Strong Company Management Systems

Internal Team

Dekko, Forney, and Joyce have established a Conflicts Minerals management system that examines the potential use and source of Conflict Minerals in product offerings.

Conflict Minerals Policy

As noted above, Dekko, Forney and Joyce adopted policies which are designed to communicate their commitment to responsible sourcing of Conflict Minerals throughout their supply chain for products that they manufacture. The policies discuss the fact that they are putting policies and systems into place to reduce the risk that Conflict Minerals used in their products originate in the Covered Countries. The policies inform suppliers that because they do not source Conflict Minerals directly from miners, smelters or refiners, they will rely on the cooperation of their suppliers in the implementation of their policies and in enabling them to meet their compliance obligations. The policies are published on each of their respective websites.

5.3 Identify and Assess Risk in the Supply Chain

As described above, surveys of suppliers are conducted using the Template to obtain chain of custody declarations from suppliers. The Template includes questions on the use and origin of Conflict Minerals in their components, supplier engagement with sub-tier suppliers, smelters and points of origin of the Conflict Minerals. To strengthen engagement with suppliers, Dekko, Forney and Joyce added a Conflict Minerals clause to their purchase orders in order to communicate the expectations and requirements regarding the sourcing and disclosure of Conflict Minerals.

5.4 Design and Implement a Strategy to Respond to Identified Risks

Smelter and refiner names provided by suppliers were confirmed by comparing them to the information contained on the Responsible Minerals Initiative website. The Company relies on RMI to determine if smelters and refiners reported by its suppliers are conformant with the Responsible Minerals Assurance Program to validate responsible sourcing.

5.5 Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Dekko, Forney and Joyce do not have a direct relationship with smelters or refiners, nor do they perform direct audits of such entities in their supply chain. The Company leverages the audit work conducted by the RMI to comply with the OECD Guidance to conduct independent third-party audits. The RMI uses an independent third-party auditor to identify smelters and refiners that assure sourcing of only conflict-free minerals.

5.6 Report on Supply Chain Due Diligence

The Company’s Form SD and this Conflict Minerals Report are both available on the Company’s website at www.ghco.com. The Company files a Form SD with the Securities and Exchange Commission on an annual basis, pursuant to Rule 13p-1 of the Act.

6. Results of Due Diligence Review-Facilities Used to Process the Necessary Conflict Minerals

3TG suppliers are solicited by means of the Template to gather information regarding the sourcing of 3TG in the products they supply. With respect to those smelters that were identified by suppliers in their Template, the supplier’s reported validation status was confirmed by comparing it to the information contained on the RMI website. However, because some suppliers did not identify the smelters or refiners used for a particular component or product or responded that the source of the 3TG contained in products supplied to the Company's subsidiaries was unknown, or provided data only with respect to that individual supplier’s overall 3TG sourcing, without specifying whether such 3TG was used in parts or components supplied to the Company's subsidiaries and because due diligence efforts were unable to identify all such smelters or refiners, the Company is unable to identify with certainty the specific facilities used to process the 3TG in the Company’s products and whether the 3TG in these products is from recycled or scrap sources. As a result, the Company does not have sufficient information to conclusively determine the identity of all of the smelters from which its suppliers source 3TG or the countries of origin of 3TG in the products supplied to the Company. As permitted by guidance from the SEC staff, the Company did not conduct an independent private sector audit of its supply chain due diligence but will do so in the future if, and to the extent, required by the SEC’s rules.

7. Steps to Mitigate Risk and Improve Due Diligence

The Company is working to strengthen its commitment to the responsible sourcing of Conflict Minerals. Dekko, Forney and Joyce will continue to include in new purchase orders or contracts, specific language that requires suppliers to cooperate with them by providing information about the supplier’s source of Conflict Minerals and smelters. In addition, the Company will continue working with suppliers to obtain 3TG sourcing information, strengthen procedures to engage with manufacturers and distributors to obtain accurate and complete information about their supply chains and work to increase response rates and the quality of supplier provided smelter lists. Cooperation with respect to 3TG sourcing by the Company’s upstream suppliers, as well as the specification of conflict-free OEM supply sources by customers, will ultimately determine the Company’s ability to mitigate risk and be a factor in awarding future purchases. Dekko, Forney and Joyce will continue to work with suppliers as needed to better communicate the requirements of the Conflicts Mineral Rule and to increase transparency of mineral sourcing.